Filed by Kirby Corporation pursuant to Rule 425 of the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: K-Sea Transportation Partners L.P.
Commission File No.: 1-31920
Forward Looking Statements
     Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially due to factors such as:
•	the ability of Kirby Corporation (“Kirby”) to achieve the synergies, efficiencies and value creation contemplated by the proposed transaction;

•	Kirby’s ability to promptly and effectively integrate the businesses of Kirby and K-Sea Transportation Partners L.P. (“K-Sea”);

•	the time required to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•	the diversion of management time on transaction-related issues;

•	competition in the markets served by K-Sea or Kirby;

•	unanticipated tax consequences of the transaction; and

•	the possibility that the transaction will not close because of the failure to satisfy the closing conditions or other reasons.
     A discussion of additional risk factors that may cause results to differ materially from those described in the forward-looking statements or that may otherwise affect Kirby’s businesses is included under “Item 1A. Risk Factors” in Kirby’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by Kirby.
     Forward-looking statements are based on currently available information and Kirby does not undertake any duty to update any forward-looking statement to reflect actual results or changes in Kirby’s expectations.
Important Information about the Merger and Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Kirby and K-Sea will be submitted to the unitholders of K-Sea for their consideration. In connection with the proposed merger, Kirby has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a proxy statement of K-Sea and a prospectus of Kirby. The definitive proxy statement/prospectus will be mailed to the unitholders of K-Sea. INVESTORS AND SECURITY HOLDERS OF K-SEA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIRBY, K-SEA AND THE PROPOSED MERGER.
     Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they become available and other documents filed with the SEC by Kirby and K-Sea through the SEC’s website at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained from Kirby’s website at www.kirbycorp.com.
     Kirby and its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Kirby’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 25, 2011, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 10, 2010. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

     The following is a transcript of a presentation on May 20, 2011 by senior executives of Kirby Corporation at the Bank of America Merrill Lynch Global Transportation Conference.
Kirby Corporation
May 20, 2011
Speakers:
Joseph H. Pyne
Chairman of the Board
and Chief Executive Officer,
Kirby Corporation
David W. Grzebinski
Executive Vice President
and Chief Financial Officer,
Kirby Corporation
Presentation:

Scott:	Today we have Joe Pyne with us from Kirby Corp. Joe has served as President and CEO since 2002 and has been Chairman since 2010. He’s been with the company for 33 years. Kirby’s a $2.8 billion market cap company with over $1 billion in sales in 2010. It provides inland tank barging for industrial chemicals, petroleum products, and agricultural chemicals and provides diesel engine services to the marine power generation and natural gas drilling sectors. It also recently announced that it would purchase K-Sea Partners, which is an oceangoing tank barge company.

Joe:	Thank you, Scott, and good morning. Normally I don’t go through our forward-looking statement, but I do want to acknowledge that we do have an S-4 out with respect to the merger with K-Sea and just invite you to refer to that with respect to that transaction, and that’s a publicly-filed document.

With respect to Kirby, we’re in two businesses, marine transportation and diesel engine services. I’ll come back and talk about each of these businesses in a minute. We have a market cap of a little less than $2.9 billion and an enterprise value of about $3.2 billion.

Just some facts about Kirby. Kirby is the largest inland tank barge operator, have about 28 percent of the capacity in this market. Size matters. We enjoy some competitive advantages that smaller operators don’t enjoy. About 75 percent of our business is under contract, a year or longer. Fifty percent of that contract business is time charters where the shipper will take the operating risk of the tow. That’s particularly important in this environment, where high river conditions have made us a lot less efficient. We’re a nationwide diesel engine service parts provider for both medium-speed and high-speed engines. We also have a manufacturing component in the oil service and power generation business in our diesel engine business. And we have been the consolidator in both our businesses, the aggregation of 27 separate marine acquisitions and 15 diesel engine acquisitions.

This looks at the acquisitions in the marine transportation space. You’ll note that the last one is K-Sea. K-Sea’s not closed. We anticipate closing K-Sea in July.

On the diesel engine side, these are the acquisitions listed, the last one being United Engine. I’m going to come back and talk a little bit about United Engine later in the presentation. That closed April the 15th.

With respect to revenue growth, 14.6 percent annualized revenue growth since 1988. That includes the decline in revenue in 2009. And then with respect to earnings growth, a little less than 13 percent. With respect to the 2011 outlook, we’re projecting earnings in the $2.70 to $2.90 range.

Going into the barge business, our highway system is the river system of the United States as well as the Gulf Intracoastal Canal. About two-thirds of the petrochemical business is located in two states, Texas and Louisiana, so about two-thirds of our operations are going to be along this red strip, which is the Gulf Intracoastal Canal, which really connects the chemical manufacturing capacity to itself. This is a system of 12,000 miles of navigable waterways, a very extensive system.

Some facts about the barge business in general. Kirby is focused on the liquid sector. There’s a larger dry cargo sector, at least on the inland side. K-Sea is a coastal operator that operates on the three coasts as well as in Alaska and Hawaii. With respect to the coastwise service, there are about 230 tank barges that participate in this business, K-Sea being one of the operators. K-Sea is the largest operator, at least in the tank barge sector. We’re principally a liquid transporter of liquid cargoes both inland and offshore. We’re protected by the Jones Act, so there’s no foreign competition. No real economic obsolescence here other than the single skin barge issue. Of course, you can move barges around to service different markets. It’s not like a fixed asset anchored to ground. A very important part of the US economy, the transportation system, and an environmentally friendly way of moving cargoes around.

This looks at the inland tank barge sector. There’s about 3,100 tank barges in this business. It’s a mature fleet. A number of barges are in excess of 30 years old. About a third of the fleet, in fact, is 30 years or older. I think there’s going to be a lot of replacement building in this sector.

With respect to the markets that we serve, about 66 percent — this is based on our last quarter’s results — about 66 percent chemicals, 20 percent black oil, and then followed by refined products and agricultural chemicals. You can see the kind of products that we move in each of those markets.

I indicated that size matters. Size allows you to capture more backhaul opportunities to better utilize your assets. The more power you have in your system, the more efficiently you can move barges, the better you can match the tonnage that the boat moves with the maximum amount of tonnage that vessel can move, the closer you are to the cargoes, and there’s less cleaning. Particularly in the chemical business, chemicals aren’t compatible with one another, so if you have bottoms with the right cargoes, you can just use those bottoms and not pay for cleaning. On the power side of the business, we’re able to adjust the power we need very efficiently to demand, because about a third of our fleet is chartered power and two-thirds of it is owned. Charter power can be turned off pretty quickly and, with it, all the cost of that power as well as the capital cost of that power.

This looks at who’s in the business. We’re the largest, then it breaks down to a number of medium-size companies, then over on the right some relatively small companies. There’s still some shippers in this business. Marathon Oil Corporation is the largest. The shippers are indicated in red. I think this business is going to continue to consolidate, and we will continue to play a consolidation role.

Looking at the drivers, two-thirds of what we do is in the chemical area. The drivers in the chemical business are, broadly speaking, consumer non-durables and consumer durables. Seventy percent of the domestic chemical business is the non-durable piece, which gives you some comfort because those are the staples that we use on an everyday basis and, for the most part, are recession-proof.

Safety, of course, matters in this business because of what we carry and who we work for, and Kirby is the leader in this area.

The diesel engine side of our business, the markets are marine, land-based — principally oil and gas business opportunities — and power generation and nuclear and industrial markets. We service medium and high-speed engines and the transmission and reduction gears that are part of the propulsion chain that the engines are used for.

With respect to United Holdings, which is our most recent acquisition, it, broadly speaking, is in the distribution and service business, servicing land-based engines, pumps, and transmissions. It manufactures land-based oil service equipment, mainly the hydraulic fracking pumps that are used to fracture shale deposits, and then it manufactures some more specialized equipment for the gas compression business. Twenty-one locations over 13 states. Purchase price was $270 million, but it does have an earnout component based on a cumulative EBITDA. We think that this is a great time to get into this business. It extends our marine service business to land-based equipment. A very experienced management team. This is a company that’s been in business since the 1930s, strong customer relationships. We’re projecting revenue in the $285 to $335 million for this year, full year $375 to $450, the earnings contribution this year 20 to 25 percent on an annualized basis, 25 to 30 cents.

The shale gas play is a game-changer, an enormous energy resource. United really has the capability of servicing and manufacturing equipment in all the major plays, with the exception of the Marcellus. They can sell equipment to the Marcellus but they don’t have a distributorship in the Marcellus. And shale gas production is going to continue to grow. It’s a great energy resource.

How does this all work? This is a nice schematic that demonstrates kind of how fracking works. It’s really based on horizontal drilling where the hole is perforated and then hydraulically fractured using high-pressure pumps with a lot of water, sand, and some chemicals which force fluid into the shale deposit, then once the fluid’s removed, allows gas to come back to the hole and be recovered.

K-Sea, this is an acquisition that we haven’t closed. We expect to close this in July. It operates tank barges but in coastal service. It consists of 58 tank barges, 3.8 million barrels of capacity. It services the three coasts as well as Alaska and Hawaii. Approximate consideration is in the $600 million range. It does include a small stock component. We think that we’re buying into this market at the right time. Volumes are off their lows in 2009. We think that supply and demand is coming into balance. There’s a single skin component. About 10 percent of the total coastal fleet is single skin. That all has to be out by the end of 2014. Rates are improving, and as I said, we think that we’re going to close in the third quarter.

If you look at Kirby based on its 2010 business — and this is actually before the acquisition — we were a $1.1 billion in revenue company, approximately 20 percent diesel engine, 80 percent marine transportation. If you look at 2012, annualizing—well, actually seeing the actual revenue we’ll see in 2012, revenue will be about $1.8 to $2 billion, and about 35 percent of our revenue will be diesel engine service and about 65 percent marine transportation.

I’m now going to turn it over to David for the outlook and the financial presentation.

David:	Thank you, Joe. Let me just run through this real quick. Second quarter guidance, we at our earnings call gave a guidance range of 67 cents to 77 cents, which included 2 to 7 cents per share for the high water issues that are happening in the Mississippi River system. Just a week or so ago, we sent out another press release saying that it might have a greater impact than that. We’re still evaluating that. Joe will make some more comments just before Q&A on that. With the river being very high, our fleet can’t move as easily as it normally does and it impacts efficiency and utilization, and obviously revenue. We’re monitoring that, and it’s developing daily. And as I said, Joe will talk a little more about that.

For the full year, as Joe said, we’re guiding $2.70 to $2.90 based on higher utilization and higher petrochemical demand and black oil demand. It also assumes some accretion from the two acquisitions Joe just spoke about, 20 to 25 cents from the United acquisition. K-Sea has some accretion but it’s offset by one-time fees, legal fees and banking fees and what not, so it’s kind of neutral to 2011 earnings.

Just a quick comment on capital expenditures. We’re planning $220 to $230 million in capital expenditures this year. About $100 million of that is for new barge equipment that will be delivered throughout the year, about 40 new 30,000-barrel barges and three new tow boats. We’ve also started construction on a new offshore unit to replace one of our older offshore units. We’ll make progress payments on that this year. And then the new acquisition also has some capital that we need to deploy.

I’m going to run through some very quick financial highlights. This is our first quarter earnings, first quarter 2010 versus 2011. I’ll just point you to the percent change column, if you would, just real quick. Marine transportation revenues were up about 10 percent. Operating income was up about 25 percent. That’s been based primarily on higher utilization. We’ve been a lot busier than we were last year. We’ve also gotten some pricing which has helped the operating income leverage. But also you should know in the first quarter of 2010, there were some severance charges, so apples to apples, it would have been a little less than 25 percent. But still, we’re getting some leverage in the business as utilization has picked up.

On the diesel engine services side, revenue was up 18 percent and operating income up 32 percent. That is related in part to project timing, and the margins for the quarter were about 11.5 percent. But we like to think about that business as a 10 percent margin business that fluctuates throughout the year based on project volume, so suffice it to say, the first quarter in diesel engine services had some positive pick-up from project-related volume.

Here are the margins that I mentioned. The yellow line are the margins for the marine transportation business, the red line the diesel engine services business. Just a quick point on the marine transportation margins. You can see back in 2003 we troughed right around 15 percent operating margins. We peaked in ‘09 at around 24 percent. 2010 looks to be—if you think this cycle is over, the trough of this cycle, we were actually just below 20 percent for one quarter. But if the cycle is over, the point of this chart is that the trough in this cycle is quite a bit higher than the trough in the last cycle. That’s because we’ve taken out a lot of cost and gotten a lot more efficient. We would expect the next up cycle to get us into that mid-20, maybe even to the upper 20 percent range.

One caveat there: As we roll in the K-Sea acquisition, their margins are a little lower, so that will bring the overall segment margins down a couple percent, but over time we hope to get that back up as well.

On diesel engine services, as I said, it’s about a 10 percent margin business. You can see back in the ‘06/’07/’08 range it was mid-teens, and that’s when the offshore oil service business was doing quite well. We do expect, if the offshore oil service business comes back, that we’ll get back into that mid-teen range. But again, I would caution you on a quarter-to-quarter basis looking at diesel, because it does move around with project deliveries.

The other comment on diesel is United, as we roll that in, they have a significant manufacturing component which is at a lower margin, so when United comes in, you will see perhaps up to a 2 percent impact to the overall segment margins here as well. But over time, as the service component for United grows, the margin will increase.

This is just to give you a feel of the cash flow generation capability of the company. This is EBITDA per share. You can see it’s pretty healthy. And just to drive the point home on cash flow, the green bar here on this chart, cash flow from operations, the yellow bar is our capital expenditures. The point of the slide is the green bar is always greater than the yellow bar, so we’re a pretty strong free cash flow-generating company.

This is debt to total cap. This is before the effect of the acquisitions, because we just closed the two big—we closed United in the second quarter and we’ll close K-Sea in the third quarter, so this chart doesn’t reflect that yet. Debt to total cap is about 14.3 percent. After the transactions, we’ll be up to about 38 percent, and by year end, back down to about 35 percent. We expect to be able to de-lever in about three years and be back to much lower debt levels, based on the strong cash flow that the acquisitions and the base business generate.

We are investment grade by all three rating agencies. Inclusive of these transactions, they’ve affirmed all of our ratings. We do have a revolving credit facility. It was undrawn, and the blanks there I’m going to update right now. We’ve got about $310 million in total outstanding debt, which is about $110 million from the revolver, and that’s as of yesterday. We do have a private placement that’s due in 2013, $200 million, but for the acquisitions we are putting a five-year bank term loan, floating rate term loan, in place. We wanted that so we could prepay it quickly as the cash flow comes in.

And that’s my summary. I’ll turn it back over to Joe.

Joe:	Okay. I just want to make some comments about the Mississippi River system. We’re dealing with water levels that are historic in nature. We haven’t seen water at these levels since 1927. The crest is working its way down the river. It’s cresting at Natchez today — Natchez, Mississippi. When we commented on our first quarter in late April, we estimated that the effect would be somewhere between 2 and 7 cents. Last week we came out and said it could be more than that. I think it’s still too early to quantify the exact amount, but I can tell you that I do feel better about the magnitude today than I did last week, principally because the parts of the system that were closed are opening, and the other parts that we were worried about, the lower Mississippi River and the Gulf Intracoastal Canal, remain open. This is a very dynamic situation, historically really unparalleled, so I’m not sure we have good history on what’s going to happen, but I do feel better about it.

Efficiency is affected, slower transit times, daylight only in some parts of the system. We’ll comment further on this when we close May, which will be kind of middle of June.

I’m going to go ahead and open this up to questions and not go through the last slide, just so we have the time. Any questions?

Q:	Joe, I’ll start with one question. Dave mentioned that during the last downturn, obviously you’ve removed a lot of cost, so margins were higher than they had been in prior downturns and you’re really on track to likely exceed those peaks that you had in prior markets. Is there any sense at all that the recent acquisitions will change that business mix dramatically, or do you expect to really be able to rationalize the new acquisitions into the current businesses and realize those prior margins?

Joe:	I think ultimately, as we move United to more of a service-based business, that those margins will get better. Manufacturing margins are going to be lower, and as Dave indicated, they’re going to suppress that part of our business. K-Sea is just at the beginning of the upside of their cycle, but I don’t see any reason why they can’t get margins that were equivalent to where they were at the last point of the cycle. My guess is, just because that business is different, that they may not achieve the inland tank barge margins, which peaked at a little over 24 percent. And as you get rates back to where they were, we would anticipate that the inland margins would actually be a little higher.

Q:	Is K-Sea—does the oceangoing barge market have the same supply and demand issues that the inland river market has? Is that really what’s caused some of the downturn in rates in that business over the past few years?

Joe:	Yeah. What happened was they preempted the single skin phase-out with double skin barges at about the same time that their market collapsed, so not only did they have lower volumes but they had more equipment. That market is a thinner market, 230 barges versus 3,100 barges, so shortages and excesses in that business are going to mean more than in the inland tank barge business. We think on the positive side, about 10 percent of the fleet is single skin, which is going to be removed, and we think that there are some fundamentals in that business that should drive more volumes to water, so we’re very encouraged with the prospects of that business.

Q:	[Inaudible]

Joe:	Who do we charter it from? We charter it from probably 10 to 15 different operators, depending on how many we need, and the horsepower size can go from anything from about a 1,200-horsepower vessel up to a 6,000. Were there any other questions from the audience?

Q:	Joe, just another one, to follow up on the supply you mentioned in the oceangoing fleet. On the inland fleet, have you seen any scrapping or rationalization, or have you seen any pick-up in orders for bonus depreciation?

Joe:	Yeah. The 2009 and ‘10 orders about equalized the equipment that was scrapped, so you’ve leveled off the last couple years at that 3,100 barge level. With respect to orders for 2011, we think that the 100 percent bonus depreciation did drive orders. It essentially filled existing capacity but it did not expand capacity, so we’re estimating that approximately 150 barges will be built in 2011, which we would also estimate would be about the number of barges that are going to come out, so we think capacity is going to remain flat. The 2012 order book, we know what we’re building in 2012 and we know that there is additional capacity to be sold, but it’s hard to predict at this point what will be manufactured in 2012. If I had to guess, I would expect it would be similar to the 2011 construction rates.

Q:	[Inaudible]

Joe:	No. End markets, are they the same in the last cycle? Is there a shift? And the answer is no. But there is a difference, because the abundance of domestic natural gas affecting the price of natural gas, particularly as it’s used as a feedstock in the US petrochemical business, is a real game-changer for that business. And you went from a business that was mature to maybe slightly declining, in terms of capacity, to a business that’s now expanding, and you’re globally competitive on a global basis in a market that is a lot more politically secure than other parts of the world. So it’s very positive for our principal customer, and we think that we’ve moved from kind of a GDP kind of growth business to a GDP-plus growth business because of it.

Scott:	Terrific. Thanks a lot for the time today.

Joe:	Great, thank you.

END